Exhibit 1.2

SI SECURITIES, LLC

AMENDMENT TO ISSUER AGREEMENT

THIS AMENDMENT LETTER (the “Letter”) is entered into as of ________ (the “Effective Date”) by and among Monogram Orthopaedics Inc. (the “Company”) and SI Securities, LLC (“SI Securities”, and together with Company, the “Parties”).

WHEREAS, the Parties entered into that certain Issuer Agreement (the “Agreement”) dated October 25, 2018 regarding Company’s proposed Offering of Securities.

WHEREAS, the Parties hereby wish to amend the Agreement pursuant to the terms written below.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the sufficiency of which are hereby acknowledged, the Parties agree as follows:

AMENDMENT TO ISSUER AGREEMENT

1.1	Amendment to Paragraph 5. The fifth paragraph of the Agreement is hereby amended and restated in its entirety to the following:

For a period of twelve (12) months following the Termination Date, Company agrees that it shall provide SI Securities at least 30 days prior written notice of any proposed future offering of Securities made pursuant to Regulation A (the “Future Offering”), and therein shall provide SI Securities the opportunity to serve as Company’s exclusive placement agent in connection with such Future Offering in accordance with the terms set forth in Exhibit A attached herein (the “Right of First Refusal”). The Company shall not be required to provide SI Securities with a Right of First Refusal if the Company exercised its right to terminate this Agreement “for cause”. For the avoidance of doubt, “for cause” termination shall include termination due to any material failure by SI Securities to provide the services contemplated herein. The Company will not be required to retain SI Securities and will not be bound to any fees if, within twelve (12) months of the Termination Date, if it decides to proceed with a capital raise under Regulation D solely from institutional and accredited investors, instead of through Regulation A. However, if SI Securities chooses not to serve as Company’s placement agent for a Future Offering, in its sole discretion, this Agreement shall automatically terminate.

1.2	Amendment to Paragraph 3 of Exhibit A. The first sentence of the third paragraph of Exhibit A in the Agreement is hereby amended and restated in its entirety to the following:

Company shall pay to SI Securities, in cash, an amount equal to 8.75% of the value of Securities purchased by Prospects in the Offering from the proceeds of the Offering (the “Compensation”) at each applicable closing (a “Closing”).

1.3	Amendments. This Letter may not be amended, modified or supplemented except by a written agreement executed by all Parties. No breach of any provision of this Letter can be waived unless done so in writing. Waiver of any one breach shall not be deemed to be a waiver of any other breach of the same or any other provision of this Letter.

1.4	Governing Law. This Letter shall be governed by and construed in accordance with the laws of New York and the federal laws of the United States of America. The Parties each hereby consent and submit to the jurisdiction and forum of the state and federal courts in New York in all questions and controversies arising out of this Letter.

1.5	Entire Agreement. This Letter contains the entire understanding of the Parties to this Letter with respect to the matters listed herein and supersedes all prior agreements and understandings among the parties with respect to the matters listed herein.

1.6	Counterparts. This Letter may be executed and delivered by facsimile or electronic signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties hereto have executed this Letter as of the date first above written.

Company: Monogram Orthopaedics Inc.

By:
Name:
Title:

SI Securities, LLC

By:
Ryan Feit
CEO